                                                     April 6, 2006

BY HAND AND BY EDGAR
--------------------

Elaine Wolff
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:  Global Signal Inc.
              Registration Statement on Form S-3 (File No. 333-132629)
              --------------------------------------------------------

Dear Ms. Wolff:

                  On behalf of Global Signal Inc., a Delaware corporation (the
"Company"), this letter sets forth the Company's responses to the comments (the
"Comments") of the staff (the "Staff") of the Securities and Exchange Commission
(the "Commission") set forth in the Staff's letter of March 29, 2006 (the
"Comment Letter") in regard to the above-referenced Registration Statement (the
"Registration Statement"), as filed with the Commission on March 22, 2006.

                  For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.
Capitalized terms used and not defined have the meanings given in the
Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the
Registration Statement.

General
-------

1.   Please provide us with your analysis as to why you believe the resale of common stock is ripe for registration. In this regard, we note your statement on the prospectus cover page that all the shares held by
     Greenhill Entities are "expected to be pledged as collateral" for certain loans from Morgan Stanley Mortgage Capital Inc. pursuant to one or more
     Credit Agreements.

         The Company has revised the Registration Statement in response to the
Staff's comment to reflect the fact that the Greenhill Entities have entered into a credit agreement, dated as of March 31, 2006, pursuant to which such shares were pledged as collateral to Morgan Stanley Mortgage Capital Inc., therefore the Company respectfully submits that resale of the common stock is ripe for registration.

Global Signal Inc.
April 6, 2006

Selling Stockholders, page 26
-----------------------------

2.   Please confirm that the selling shareholder table in your prospectus supplement will identify the lenders as the selling shareholder.

                  The Company hereby confirms that the selling shareholder table in our prospectus supplement will identify the lenders as the selling shareholder.

                                    * * * * *

                  In addition, the Company informed us that it hereby
acknowledges that:

     o    the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

     o    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

     o    the Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *

                  Please contact Michael J. Schwartz at (212) 735-3694 or the undersigned at (212) 735-3050 should you require further information or have any questions.

                                                   Very truly yours,

                                                   /s/ Joseph A. Coco
                                                   -----------------------
                                                   Joseph A. Coco, Esq.

cc:    Securities and Exchange Commission
       ----------------------------------
       Mr. Jeffrey A. Shady, Esq.

       Global Signal Inc.
       ------------------
       Mr. Jeffrey A. Klopf, Esq.